

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 22, 2016

Rozh Caroro
Chief Executive Officer
Caro Holdings Inc.
28th Floor Cityland Pasong Tamo Tower U2807
2210 Chino Roces Avenue (Pasong Tamo)
Makati City, Philippines 1230

> **Re: Caro Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed June 27, 2016**
> **File No. 333-212268**

Dear Ms. Caroro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- Your disclosure indicates that you are a development stage company issuing penny stock;

- You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- You have a net loss of $7,075 to date and you have not generated any revenues to date;

- You state you have assets of only $10,925, consisting solely of cash; and

- Your registration statement contains very general disclosure related to the nature of your business and your business plan.

   In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with the requirements of Rule 419 and prominently disclose that you are a blank check company.

2. We note multiple instances throughout your disclosure that reference current operations. As examples only, you state on page 12 that you do not have any long-term contracts with your suppliers, you state on page 13 that you have increasing international operations and on page 19 you state that you operate two e-commerce websites. Please revise these disclosures as well as the disclosure throughout your prospectus to make it clear that you have not yet commenced operations and do not have any customers or inventory.

Use of Proceeds, page 31

3. Please disclose the order of priority for your intended use of proceeds. Please refer to Instruction 1 to Item 504 of Regulation S-K.

4. We note your disclosure on page 33 that you need to raise $92,500 in order to sustain your business operations for one year. We also note your disclosure on page 6 that you require minimum funding of $46,250 in order to conduct operations for one year. Please revise to make your disclosure consistent throughout.

Dilution, page 33

5. We note your stockholders' equity balance as of March 31, 2016 was $10,925. Please use this figure as your pre-offering net tangible book value and revise your dilution calculations and disclosures accordingly.

6. Please present a table that includes a comparison of the public contribution under the proposed offering and the effective-cash contribution provided by officers, directors, promoters and affiliated persons of common equity acquired by them during the past five years. See Item 506 of Regulation S-K.

Plan of Operation, page 41

7. The disclosure of your plan of operation seems to be vague and incomplete. Please provide more detail regarding your business and how you plan to generate revenue. As examples only, please discuss the countries from which you will source your products, the markets within which you plan on selling your products, your target customers, and any other material aspects of your company that will assist readers in understanding how the business will operate.

8. We note your disclosure that you estimate your expenses to be $185,000 over the next 12 months; however the table on page 41 lists only $130,000 in estimated expenses. Please revise or advise.

Shareholder loan, page 54

9. Please disclose whether the shareholder loan will be repaid and whether the loan incurs interest, and if so, at which rate. Please also disclose whether offering proceeds will be used to repay the shareholder loan and any other material terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director
Office of Consumer Products